# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aeluma, Inc., CIK 0001828805
CUSIP: 00776X109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 27 Castilian Drive, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001455971

## Reporting persons
- Mark N. Tompkins: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 885,000; shared voting power 0; sole dispositive power 885,000; shared dispositive power 0; aggregate amount beneficially owned 885,000 (4.83% of the class)
  Comment: With respect to Row (11), the percentage is calculated based on 18,305,335 shares of Common Stock of the Issuer issued and outstanding as of May 8, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026. The reported amount includes the Reporting Person's beneficial ownership as of March 31, 2026, the date which triggered the obligation to file this Schedule 13G/A. This Amendment No. 6 constitutes an exit filing as the Reporting Person has ceased to be the beneficial owner of more than 5% of the Issuer's total shares outstanding.

## Item 1. Issuer
Name of issuer: Aeluma, Inc.
Address of issuer's principal executive offices: 27 Castilian Drive, Goleta, California 93117

## Item 2. Person Filing
Name of person filing: Mark N. Tompkins
Address of principal business office or, if none, residence:
Apt. 1, Via Guidino 23
6900 Lugano-Paradiso, Switzerland
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 885,000
Percent of class: 4.83%
Sole power to vote or to direct the vote: 885,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 885,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mark N. Tompkins: /s/ Mark N. Tompkins, Mark N. Tompkins (05/15/2026)